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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)


                                      AND

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 10)

                            ------------------------

                             THE PRESLEY COMPANIES
                       (NAME OF SUBJECT COMPANY [ISSUER])
                            ------------------------

                                  WILLIAM LYON
                                      AND
                                WILLIAM H. LYON
                                   (BIDDERS)
                            ------------------------

                SERIES A COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                  741030-10-0

                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                  WILLIAM LYON
                                WILLIAM H. LYON
                          C/O WILLIAM LYON HOMES, INC.
                                4490 VON KARMAN
                        NEWPORT BEACH, CALIFORNIA 92660
                                 (949) 833-3600
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                            ------------------------

                                    COPY TO:

                             DAVID A. KRINSKY, ESQ.
                             O'MELVENY & MYERS LLP
                      610 NEWPORT CENTER DRIVE, SUITE 1700
                      NEWPORT BEACH, CALIFORNIA 92660-6429
                                 (949) 823-7902

                           CALCULATION OF FILING FEE

============================================================================================
                 TRANSACTION                                     AMOUNT OF
                 VALUATION*                                    FILING FEE**
--------------------------------------------------------------------------------------------
                $6,994,608.76                                    $1,399.00
============================================================================================

* Estimated for purpose of calculating the filing fee only. This amount assumes the purchase of 10,678,792 shares of Series A Common Stock, par value $0.01 per share, of The Presley Companies, a Delaware corporation, at a price of $0.655 per share in accordance with the terms of the tender offer described herein.

** The fee, calculated in accordance with Rule 0-11(d) of the Securities
   Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Valuation.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


   Amount previously paid:    $1,399.00            Filing party:  William Lyon
                              -------------------                 -------------------
   Form or registration no.:  Schedule 14D-1       Date filed:    October 7, 1999
                              -------------------                 -------------------


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

                                 SCHEDULE 14D-1


   CUSIP NO. 741030-10-0                                  PAGE 2 OF 6 PAGES



---------------------------------------------------------------------------
  1.       NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
           WILLIAM LYON
---------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]
           (b) [ ]
---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCE OF FUNDS* PF, AF, OO
---------------------------------------------------------------------------
  5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) OR 2(f) [ ]
---------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF
           AMERICA
---------------------------------------------------------------------------
  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           6,189,589 SHARES
---------------------------------------------------------------------------
  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES* [X]
---------------------------------------------------------------------------
  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 11.7%
---------------------------------------------------------------------------
  10.      TYPE OF REPORTING PERSON* IN
---------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 14D-1


   CUSIP NO. 741030-10-0                                  PAGE 3 OF 6 PAGES



---------------------------------------------------------------------------
  1.       NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
           WILLIAM H. LYON
---------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]
           (b) [ ]
---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCE OF FUNDS* PF, AF, OO
---------------------------------------------------------------------------
  5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) OR 2(f) [ ]
---------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF
           AMERICA
---------------------------------------------------------------------------
  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0 SHARES
---------------------------------------------------------------------------
  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES* [X]
---------------------------------------------------------------------------
  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 0%
---------------------------------------------------------------------------
  10.      TYPE OF REPORTING PERSON* IN
---------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     William Lyon and William H. Lyon (collectively, the "Purchasers") hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") relating to the Purchasers' offer to purchase up to 10,678,792 shares (subject to adjustment) of outstanding Series A Common Stock, $0.01 par value per share (the "Series A Shares"), of The Presley Companies, a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 7, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). The Purchasers also hereby amend and supplement their Statement on Schedule 13D with respect to the beneficial ownership of Series A Shares of the Company.


     The item numbers and responses thereto are in accordance with the requirements of Schedule 14D-1. Capitalized terms not defined herein have the meanings assigned thereto in the Offer to Purchase.


ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.



     Item 3 of the Schedule 14D-1 is hereby amended and supplemented as follows:



     William Lyon Homes, Inc. ("WLHI") has held preliminary discussions with management of the Company regarding the terms of a possible option in favor of Presley Homes to purchase certain real estate assets owned by WLHI and located in Ontario, California. These assets are not included in the properties to be purchased by Presley Homes or its permitted assigns pursuant to the Purchase Agreement and Escrow Instructions entered into on October 7, 1999 by the Company, Presley Homes, WLHI, William Lyon and William H. Lyon. While the parties have not reached a definitive agreement with respect to an option to purchase the Ontario property, the purchase price payable by Presley Homes pursuant to such option is expected to be approximately $3 million.


ITEM 10.  ADDITIONAL INFORMATION.


     Item 10 of the Schedule 14D-1 is hereby amended and supplemented as follows:



     On October 29, 1999, the Purchasers announced that they have waived the Minimum Condition to the Offer. A copy of the Purchasers' press release is filed as Exhibit (a)(8) hereto and incorporated herein by reference.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.


     Item 11 of the Schedule 14D-1 is hereby amended and supplemented to add the following exhibit which is filed herewith:



(a)(8)  Press Release, dated October 29, 1999.


                                Page 4 of 6 Pages

                                   SIGNATURE

     AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          /s/ WILLIAM LYON
                                          --------------------------------------
                                          William Lyon

                                          /s/ WILLIAM H. LYON
                                          --------------------------------------
                                          William H. Lyon


Dated: October 29, 1999


                                Page 5 of 6 Pages

                                 EXHIBIT INDEX


EXHIBIT                           DESCRIPTION
------    ------------------------------------------------------------
(a)(8)    Press Release, dated October 29, 1999.


                                Page 6 of 6 Pages